ECO BRIGHT FUTURE , INC.

WORLD TRADE CENTER EL SALVADOR

CALLE EL MIRADOR, 87 AVE NORTE

SAN SALVADOR, EL SALVADOR

July 11, 2024

VIA EMAIL and EDGAR UPLOAD

CFTradeandServices@sec.gov

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Eco Bright Future, Inc. Registration Statement on Form 10 Filed May 16, 2024 File No. 000-56658

To The Division:

This letter responds to comments of the staff of the United States Securities and Exchange Commission (the “Commission”), received in response to your correspondence of June 27, 2024. Eco Bright Future, Inc. (the “Company”)

In response to the specific items set forth in your correspondence of June 27, 2024, the Company responds as follows:

Amendment No. 1 to Registration Statement on Form 10

General

1. As of the date of your filing, the age of the financial statements does not satisfy the requirements of Rule 8-08 of Regulation S-X. Please revise the Form 10 to include the required financial statements. The Form 10 goes effective by lapse of time 60 days after the original May 16, 2024 filing date pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. To the extent you are unable to update your financial statements prior to effectiveness, please withdraw the Form 10 and re-file a new Form 10 that is in compliance with this comment.

RESPONSE: We have updated the financials to satisfy the requirements of Rule 8-08 of Regulation S-X.

In addition, we have made the following changes:

Updated dates to reflect the filing date.

Sincerely,

/s/ George Athanasiadis

CEO